11020904

S[...] [...]MMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAR 01 2011

Washington, DC
110

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pls 3/21

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Avenue, Suite 200 (PO Box 88)
(No. and Street)

Bridgeville (City) Pennsylvania (State) 15017-0088 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Biber 412-221-9250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC
(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Blvd (Address) Pittsburgh (City) Pennsylvania (State) 15227 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Bobbie Jo Makrush, Notary Public
Bridgeville Boro, Allegheny County
My Commission Expires June 2, 2011
Member, Pennsylvania Association of Notaries

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greentree Investment Services, Inc.
Audited Financial Statements
For The Years Ended
December 31, 2010 and 2009

Greentree Investment Services, Inc.
Index to Audited Financial Statements
For The Years Ended December 31, 2010 and 2009

CONTENTS

PAGE

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Greentree Investment Services, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying Statement of financial condition of Greentree Investment Services, Inc. (a Pennsylvania Corporation) as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Services, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania
February 24, 2011

Member: American and Pennsylvania Institutes of Certified Public Accountants
Center for Public Company Audit Firms • Employee Benefit Plan Audit Quality Center • Governmental Audit Quality Center • Private Companies Practice Section

Greentree Investment Services, Inc.
Statements of Financial Condition
December 31,

ASSETS

	2010	2009
CURRENT ASSETS		
Cash	$ 3,908	$ 938
Investments	10,955	66,358
Commissions receivable	207	8
Income tax refund receivable	1,494	1,494
TOTAL CURRENT ASSETS	16,564	68,798
TOTAL ASSETS	$ 16,564	$ 68,798

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
CURRENT LIABILITIES		
Accounts payable	$ 2,103	$ 8,297
Margin debt	-	24,650
TOTAL CURRENT LIABILITIES	2,103	32,947
STOCKHOLDERS' EQUITY		
Common stock (No Par Value, $1 Stated value, 1,000 Shares Authorized, 978 shares Issued and Outstanding as of December 31, 2010 and 2009, respectively)	978	978
Additional paid-in capital	96,822	96,822
Other comprehensive income	3,998	(10,287)
Accumulated deficit	(87,337)	(51,662)
TOTAL STOCKHOLDER'S EQUITY	14,461	35,851
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 16,564	$ 68,798

Greentree Investment Services, Inc.
Statements of Income
For the Years Ended December 31,

	2010	2009
REVENUES		
Commissions	$ 25,105	$ 22,411
Realized loss on investments	(16,096)	-
TOTAL REVENUES	9,009	22,411
EXPENSES		
Automobile expense	13,347	4,288
Commissions and fees	8,764	3,463
Office expense	7,429	8,104
Communications	4,495	4,576
Travel and entertainment	4,361	2,301
Professional services	3,000	2,000
Insurance	1,343	1,339
Salaries and benefits	1,115	1,970
Dues	325	426
Other	246	-
Interest expense	147	1,627
Advertising	112	-
TOTAL EXPENSES	44,684	30,094
LOSS BEFORE INCOME TAXES	(35,675)	(7,683)
Income taxes	-	-
NET LOSS	(35,675)	(7,683)
Retained earnings - beginning of year	(51,662)	(43,979)
Retained earnings - end of year	$ (87,337)	$ (51,662)

Greentree Investment Services, Inc.
Statements of Changes in Stockholders' Equity
For the years ended December 31, 2010 and 2009

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Total Stockholder's
	Shares	Par Value	Capital	Earnings	Income	Equity
Balance January 1, 2009	888	$ 888	$ 87,912	$ (43,979)	$ -	$ 44,821
Issuance of common stock	90	90	8,910	-	-	9,000
Net loss	-	-	-	(7,683)	-	(7,683)
Unrealized loss on invesments	-	-	-	-	(10,287)	(10,287)
Balance at December 31, 2009	978	978	96,822	(51,662)	(10,287)	35,851
Net loss	-	-	-	(35,675)	-	(35,675)
Reclassification adjustment	-	-	-	-	12,211	12,211
Unrealized gain on investments	-	-	-	-	2,074	2,074
Balance at December 31, 2010	978	$ 978	$ 96,822	$ (87,337)	$ 3,998	$ 14,461

See Independent Auditors' Report and Notes to Financial Statements.

Greentree Investment Services, Inc.
Statements of Cash Flows
For the Years Ended December 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (35,675)	$ (7,683)
Adjustments to Reconcile Net loss to Net Cash used by Operating Activities:		
Realized loss on investments	16,096	-
Changes in Assets/Liabilities:		
(Increase) Decrease in commissions receivable	(199)	576
Decrease in accounts payable	(6,194)	(3,850)
NET CASH USED FOR OPERATING ACTIVITIES	(25,972)	(10,957)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase (sale) of investments	53,592	(22,739)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Increase (decrease) in margin debt	(24,650)	24,650
Proceeds from sale of common stock	-	9,000
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES	(24,650)	33,650
NET INCREASE (DECREASE) IN CASH	2,970	(46)
CASH AT BEGINNING OF YEAR	938	984
CASH AT END OF YEAR	$ 3,908	$ 938

See Independent Auditors' Report and Notes to Financial Statements.

Greentree Investment Services, Inc.
Notes to Financial Statements
For The Years Ended December 31, 2010 and 2009

Note 1 - Summary of Significant Accounting Policies

Description of Business

Greentree Investment Services, Inc. (the Company) is a corporation that operates to provide securities broker-dealer services under the regulation of Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC) and various state securities laws. Greentree Investment Services, Inc. commenced operations on May 21, 1991. The Company received approval of the regulatory authorities and began processing transactions effective January 2, 1992.

Recognition of Revenue and Expenses

Commission income is recognized when transactions are completed. Expenses are recognized when the liability is incurred.

Cash

Cash consists of cash held in checking and money market accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Concentration of Risk

The Company maintains cash at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income taxes

Deferred taxes are provided by the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amount of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2010 the Company has not filed their 2008 or 2009 Corporate income tax returns.

Consideration of Subsequent Events

The Company has evaluated subsequent events in accordance with Account Standards Codification Topic 855, Subsequent Events, through February 24, 2011, which is the date the financial statements were available to be issued.

Greentree Investment Services, Inc.
Notes to Financial Statements
For The Years Ended December 31, 2010 and 2009

Note 1 - Summary of Significant Accounting Policies (continued)

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The Company only maintains level 1 inputs.

Following is a brief description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Mutual funds – Valued at the net asset value ("NAV") of shares held by the Company at year end.

NASD stock – Valued at the net asset value ("NAV") of shares held by the Company at year end.

The following table sets forth by level 1, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010 and 2009:

Assets at Fair Value Level 1 as of

	December 31, 2010	December 31, 2009
Mutual Funds	$ 10,955	$ 8,880
NASD Stock	-	57,478
	$ 10,955	$ 66,358

Greentree Investment Services, Inc.
Notes to Financial Statements
For The Years Ended December 31, 2010 and 2009

Note 2 – Investments

Investments consist of equity securities and mutual funds. At December 31, 2010 and 2009, the investments are classified as available for sale. Accordingly, unrealized gains and loses are excluded from earnings and reported as a separate component of stockholder's equity as accumulated other comprehensive income. The fair values for investments are based on quoted market prices, all of which are level 1 under the fair value hierarchy. During the current year, the Company sold the NASD stock and recorded a realized loss of $16,096.

2010	Cost	Market
Fidelity ADV Equity Growth Class T	$ 10,959	$ 10,955
	$ 10,959	$ 10,955

Realized loss of $16,096 was recognized in the year ended December 31, 2010.

2009	Cost	Market
NASD Stock	$ 72,040	$ 57,478
Fidelity ADV Equity Growth Class T	10,959	8,880
	$ 82,999	$ 66,358

Unrealized loss of $10,287 was recognized in the year ended December 31, 2009.

Note 3 – Income Taxes

During 2010 and 2009 the company incurred operating losses, and as such, no federal or state income taxes are currently payable. However, the company is going to carry back its net operating loss from 2008, and recover prior taxes paid for income taxes. The company has provided a valuation against all deferred tax assets, which consist of net operating loss carryforwards.

Note 4 – Related Party Transactions

Greentree Investment Services, Inc. rents office space from its sole stockholder on a month to month basis with no formal agreement in place. The Company made monthly payments of $725 from January 1, 2009 to August 31, 2009. There were no payments under the lease from September 1, 2009 to December 31, 2009. For the period from January 1, 2010 to March 31, 2010 monthly rental payments were $200 and for the remainder of 2010 monthly rental payments were $425. Net rental expense amounts to $4,425 and $5,850 for the years ended December 31, 2010 and 2009, respectively.

Greentree Investment Services, Inc. leases an automobile from its sole stockholder on a month to month basis with no formal agreement in place. The Company made monthly payments of $700 from January 1, 2009 to until August 31, 2009. There were no payments under the lease from September 1, 2009 to December 31, 2009. Monthly payments of $700 were again made by the Company starting on January 1, 2010. The lease payments amounted to $8,400 and $6,300 for the years ended December 31, 2010 and 2009, respectively.

Greentree Investment Services, Inc.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2010

	Focus Report	Audit Adjustment*	Audited Financial Statements
Net Capital			
Total Stockholder's Equity	$ 14,461	-	$ 14,461
Deductions and / or Charges			
Non-allowable assets:			
Accrued income taxes	(1,494)		(1,494)
Total non-allowable assets	(1,494)	-	(1,494)
Net Capital before haircuts	12,967	-	12,967
Haircuts			
Other securities	(1,643)		(1,643)
Undue concentration	-		-
Haircuts on trading & investment securities	(1,643)	-	(1,643)
Net capital	$ 11,324	-	$ 11,324
Aggregate Indebtedness	2,103		2,103
Computation of Basic Net Capital Requirement			
Minimum Net Capital Required	$ 5,000		$ 5,000
($5,000 or 6 2/3% of Aggregate Indebtedness)			
Excess Net Capital (Net Capital minus Minimum Net Capital)	$ 6,324		$ 6,324
Excess net capital at 100%	$ 11,114		$ 11,114
(Net Capital minus 10% of Total Aggregate Indebtedness)			
Percentage of aggregate indebtedness to net capital	18.57%		18.57%

* No audit adjustments were required at December 31, 2010

Greentree Investment Services, Inc. is exempt from Rule 15c-3-3 under exemption 15c-3-3(k)(2)(ii).

Rule 15c-3-3-(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Auditors' Report on Internal Control Structure

To the Stockholder
Greentree Investment Services, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of Greentree Investment Services, Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC.

Pittsburgh, Pennsylvania
February 24, 2011